[PETROBRAS LETTERHEAD]

September 5, 2006

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fax no.: (202) 772-9368

Re:	Petróleo Brasileiro S.A. – PETROBRAS Form 20-F for the year ended December 31, 2005 Filed June 28, 2006 File No. 001-15106

Dear Mr. Schwall:

By letter dated August 21, 2006, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”). This letter sets forth our response to the Staff’s comments.

For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below each comment.

Engineering Comments

Presentation of Information Concerning Reserves, page 6

1.

We note your statement, “On January 16, 2006, we filed reserve estimates for Brazil with the Agência Nacional de Petróleo (the National Petroleum Agency, or the ANP), in accordance with Brazilian rules and regulations, totaling 11.36 billion barrels of crude oil and NGLs and 11,206.57 billion cubic feet of natural gas.” Tell us whether you have publicly disclosed these volumes in Brazil and, if so, whether you are compelled to do so by

Brazilian statute. Please explain to us the reason(s) that these gas reserve volumes are approximately 1 TCF less than those you have disclosed with us. You may contact us for guidance on this or any other matter.

Response to Question 1

Our estimates of gas reserve volumes for Brazil calculated in accordance with the rules of Agência Nacional de Petróleo (the National Petroleum Agency, or the ANP), totaled 11,206.57 billion cubic feet of natural gas. These estimates were higher than the estimates of gas reserve volumes for Brazil calculated in accordance with Rule 4-10 of Regulation S-X, which totaled 9,263.8 billion cubic feet of natural gas. Please find below a table showing the amount of estimated net proved reserves of crude oil and natural gas calculated in accordance with ANP rules (with respect to Brazilian reserves) and in accordance with the rules of the Society of Petroleum Engineers, or SPE (with respect to reserves in countries other than Brazil), as well as a comparison of these reserves calculated in accordance with Rule 4-10 of Regulation S-X. This data was presented in our annual report on Form 20-F in “Presentation of Information Concerning Reserves” and “Item 4. Information on the Company(Worldwide Estimated Net Proved Reserves” of Form 20-F.

Estimated Net Proved Reserves as of December 31, 2005

	ANP/SPE Criteria		Regulation S-X Criteria
	Crude Oil	Natural Gas	Crude Oil	Natural Gas
	(MM bbl)	(Bcf)	(MM bbl)	(Bcf)
Brazil	11,364.7	11,206.6	9,033.9	9,263.8

International	955.1	4,355.4	682.1	3,088.1

Total	12,319.8	15,562.0	9,716.0	12,351.9

Reserve estimates calculated in accordance with the ANP’s criteria are typically higher than reserves calculated in accordance with Rule 4-10 of Regulation S-X, mainly due to (1) the ANP requirement that proved reserves be estimated through the technical abandonment of production wells, as opposed to limiting reserve estimates to the life of our concession contracts as required by Regulation S-X, and (2) differences in technical criteria for booking proved reserves, including the use of 3-D seismic data to establish proved reserves, which is required by the ANP. ANP’s criteria was adopted by ANP in 2000 and it was based on SPE’s criteria of 1997.

The ANP requires that we file information about our oil and gas reserves estimates relating to the prior calendar year in January of each year. As soon as possible after that, we make this information public in all the locations where our shares are publicly traded, including Brazil, the United States of America, Spain and Argentina. We also make this information available on our website. We disclose information about our estimated proved reserves to the public because we believe this information is material to our investors.

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Exploration, Development and Production, page

Exploration Activities, page 35

2.	We note your statements here:
•	“The Papa-Terra field...with recoverable volumes that we believe may reach 700 million to 1 billion boe.”
•	“In the offshore Santos Basin we discovered light crude oil and gas in the Tambaú and Uruguá fields, with recoverable volumes of more than 270 million boe.”

Such disclosure of unproved hydrocarbon volumes is prohibited per Paragraph 1.(b)ii of the Instructions to Item 4.D of Form 20-F. Please amend your future documents to comply with this requirement.

Response to Question 2

We note the Staff’s comment that disclosure of unproved hydrocarbon volumes is prohibited by the instructions of Form 20-F. We will ensure that our future filings contain disclosure in accordance with Paragraph 1.(b)ii of the instructions to Item 4.D of Form 20-F.

Reserves, page 42

3.

We note your statement, “DeGolyer and MacNaughton, or D&M, reviewed and certified 90.6% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2005.” With a view towards possible disclosure, please explain in detail the procedures by which your reserve estimates were certified. At a minimum:

•	Furnish to us the certification report;

Response to Question 3.1

We attach the report issued by DeGolyer and MacNaughton on February 7, 2006 as Exhibit A to this letter. The report prepared by D&M contains confidential material. We respectfully request (1) that the Staff permit us to treat this as a request for supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and return Exhibit A to us promptly following completion of the Staff’s review, and (2) confidential treatment to Exhibit A under the Freedom of Information Act pursuant to Section 200.83 of the Securities and Exchange Commission’s Rules of Practice.

•

Tell us the portion of your reserve estimates that were tested (i.e. independently estimated) by D&M and the outcome of such testing. Include a spreadsheet comparison between your reserve figures and those of D&M for those properties tested with a narrative to explain any significant differences;

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Response to Question 3.2

D&M tested 83 of our fields in Brazil, which represent approximately 90% of our proved reserves in Brazil. We attach as Exhibit B to this letter a spreadsheet, comparing our reserve figures with those of D&M for each of our 15 largest fields measured in terms of oil equivalent amounts. We believe that the differences between our reserve figures and those of D&M are not material. The difference in individual fields varied from 0.1% to 8.2%, and in terms of total reserves, the difference was 1.2%.

The guidelines of our Manual on Procedures for Estimating Reserves provide that we should certify at least 90% of our proved reserves according to the criteria established by the Securities and Exchange Commission (the “Commission”). Thus, our decision to hire D&M to certify 90% of our proved reserves was made in accordance with our internal policies, and was based on our conclusion that the certification of 100% of our reserves was not economically efficient, particularly because the 10% of our proved reserves that were not tested and certified is mainly comprised of smaller fields.

Exhibit B contains confidential information. We respectfully request (1) that the Staff permit us to treat this as a request for supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and return Exhibit B to us promptly following completion of the Staff’s review, and (2) confidential treatment to Exhibit B under the Freedom of Information Act pursuant to Section 200.83 of the Securities and Exchange Commission’s Rules of Practice.

•

Tell us whether D&M verified the accuracy and completeness of ownership interests, oil and gas production history, historical costs of operation and development, product prices, and agreements relating to current and future operations and sales of production; and

Response to Question 3.3

In its certification process, D&M reviews information relating to:

°	geological and geophysical information about the fields;
°	production history, historical costs of operation, products prices and investments of the fields;
°	description of existing and planned projects for the fields;
°	planned production, costs and investment for the fields; and
°	agreements relating to current and future operations and sales of production, when relevant.

Agreements relating to current and future operations and sales of production are not usually relevant to our oil operations, since we sell the majority of our production to the Brazilian domestic market directly. We provide the information listed above to D&M, and this

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information is reviewed and certified by D&M independently. Please see the D&M report attached to this letter as Exhibit A for their own considerations about the certification process. We provide D&M with information regarding our ownership interest in our proved reserves, and D&M does not independently verify the accuracy of this information.

•

Please describe the nature of your relationship with D&M. Address whether you have a contingent fee arrangement and describe (with associated fees) any non-certification services provided during any of the pertinent periods.

Response to Question 3.4

D&M is an independent petroleum engineering consulting firm. We do not have a contingent fee arrangement with D&M, and they did not and do not provide us with any service other than the certification services discussed in this letter. Because we are controlled by the Brazilian government, we are required to conduct a public bidding process in order to hire reserve certification services, and must conduct new public bids for this service every five years. We use the certification process to confirm that our internal process for estimation of proved reserves is effective. D&M won the last public bidding process to provide reserve certification services to us in Brazil from 2005 through 2009. Please see the last paragraph of the D&M report attached to this letter as Exhibit A for their own considerations as to their independence.

4.

Please affirm to us that your disclosed proved reserves claimed under production sharing agreements do not differ materially from the volumes that would be calculated by the “economic interest method”. If you cannot so affirm, furnish to us a compilation of the differences. This method is discussed under Issues in the Extractive Industries/Definitions of Proved Reserves/Production Sharing Agreements on our website, http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537.

Response to Question 4

Our disclosed reserves under production sharing agreements are calculated by the “economic interest method,” except for our proved reserves in Angola, which are calculated according to the “working interest” method. The Angolan branch of our wholly-owned subsidiary, Petrobras International Braspetro B.V., is a non-operating partner in two licenses under petroleum sharing agreements in Angola. As of December 31, 2005, our combined crude oil and natural gas proved reserves in Angola totaled approximately 8.59 millions barrels of oil equivalent, as compared to our total combined crude oil and natural gas proved reserves of 11.77 billion barrels of oil equivalent, calculated in accordance with Rule 4-10 of Regulation S-X. We believe that the amount of these reserves is not material.

Venezuelan Activities, page 69

5.

You disclose that your operating service agreement with PDVSA provides for “(1) a variable fee based on production volumes plus (2) an additional fee for reimbursement of capital expenditures.” The hydrocarbon volumes associated with this activity appear to conform to Financial Accounting Statement 69, paragraph 13 and should be disclosed

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separately, if significant. Please amend your future documents to disclose separately any significant volumes associated with this and other such similar agreements.

Response to Question 5.

We note the Staff’s comment, and will disclose separately in our future annual reports on Form 20-F any significant hydrocarbon volumes associated with this activity.

Consolidated Financial Statements, page F-1

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited), page F-138

Reserve Quantities Information, page F-144

6.	We note the disclosure of your proved and proved developed reserves. Tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:
•	In undrilled fault blocks;
•	Below the lowest known – penetrated and assessed – structural occurrence of hydrocarbons; and
•	At locations that are not offsetting (adjacent to) productive wells.

Be advised we generally do not consider such volumes to be proved.

Response to Question 6

We do not estimate hydrocarbon volumes in proved reserves under the conditions described above. We follow the instructions of Rule 4-10 of Regulation S-X for the calculation of our proved reserves reported to the Commission.

*                                        *                        *                            *                          *

We understand that the comments discussed above will not require an amendment to the Form 20-F relating to the year ended December 31, 2005, filed with the Commission on June 28, 2006. Where noted, we will amend our future filings accordingly.

We further acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nick Grabar or Francesca Lavin at Cleary Gottlieb Steen & Hamilton at (212) 225-2000.

Sincerely,
By: /s/ ALMIR GUILHERME BARBASSA Almir Guilherme Barbassa Chief Financial Officer
cc: Ronald M. Winfrey April Sifford Ryan Milne
Securities and Exchange Commission
Nicolas Grabar Francesca Lavin
Cleary, Gottlieb, Steen & Hamilton

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EXHIBIT A – D& M REPORT

[REDACTED]

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EXHIBIT B – SPREADSHEET COMPARISON

[REDACTED]

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